Exhibit 99.1

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park, Migdal Ha’Emek 23150, ISRAEL Tel: +972 4 604-8100; Fax: +972 4 644-0523; e-mail: info@camtek.co.il; www.camtek.co.il

CAMTEK CONTACT:

Moshe Amit

+972-4-604-8308 (tel); +972-4-604 8300 (fax); +972-5-469-4902 (mobile)

mosheamit@camtek.co.il

CAMTEK LTD. ANNOUNCES 2004 FIRST QUARTER RESULTS

Fifth Quarter of Consecutive Growth

Revenue Growth of 25% over Previous Quarter and 125% over Q1/2003;
Gross Margin – 53.3%, Net Income before taxes - $1.8 million

MIGDAL HAEMEK, Israel – May 25, 2004 – Camtek Ltd. (NASDAQ: CAMT), today announced results for the first quarter ended March 31, 2004.

Revenues for the first quarter of 2004 were $13.1 million, up 125% from $5.8 million in the first quarter of 2003, and up 25% from $10.4 million in the fourth quarter of 2003. Gross profit margin for the first quarter of 2004 was 53.3%, compared to 37.1% for the first quarter of 2003, and 51.5% for the fourth quarter of 2003.

The Company reported net income before taxes of $1.8 million, compared to a net loss before taxes of $1.3 million in the first quarter of 2003 and a net income before taxes of $848,000 in the fourth quarter of 2003.  Net income for the first quarter of 2004 was $1.3 million, or $0.05 per share, including a tax provision of $533,000, which includes $460,000 of the previously announced $685,000 tax settlement. This net income figure compares to a net loss of $1.3 million, or $0.05 per share, in the first quarter of 2003, and a net income of $600,000, or $0.02 per share, including a tax provision of $225,000 related to the then ongoing dispute with the Israeli tax authorities, in the fourth quarter of 2003.

“We are truly pleased with these results, which exceeded our preliminary estimates, “ commented Rafi Amit, Camtek’s CEO. “These results represent continued growth in demand for our products, particularly from customers in China and Taiwan, indicating an on-going increase in production capacity there. While sales in China were mostly to the PCB industry, the demand in Taiwan included a large portion of sales to the high density interconnect substrate industry.  We continue to see sales growth in the Asia Pacific region.”

Mr. Amit added: “This quarter’s revenues do not yet reflect the contribution of the Falcon, our product for semiconductor manufacturing and packaging industry. The Falcon is currently undergoing evaluations at several customer sites, and we expect to recognize income from Falcon sales in the coming quarters, including the $1.2 million order from Cypress Semiconductor previously announced.”

ABOUT CAMTEK LTD.

With headquarters in Migdal Ha’Emek Israel, Camtek Ltd., designs, develops, manufactures, and markets automatic optical inspection systems and related products. Camtek’s automatic inspection systems are used to enhance both production processes and yield for manufacturers in the printed circuit board industry, the high density interconnect substrate industry and the semiconductor manufacturing and packaging industry. This press release is available at www.camtek.co.il.

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry and price reductions, as well as due to risks identified in the documents filed by the Company with the SEC.

Camtek Ltd.

Consolidated Balance Sheets

(in thousands, except share data)

	December 31,	March 31,
	2003	2004
ASSETS

Current assets:
Cash and cash equivalents	$12,837	$12,846
Accounts receivable - trade, net of allowance of $2,090 and $2,115	13,317	15,558
Inventories	13,687	15,327
Due from affiliates	2,652	238
Other current assets	1,794	3,114
Total current assets	44,287	47,083

Fixed assets, net	9,899	9,679
	$54,186	$56,762

LIABILITIES

Current liabilities:
Short-term bank credit	$2,300	$2,300
Accounts payable	6,985	6,886
Other current liabilities	5,638	6,981
Total current liabilities	14,923	16,167

Accrued severance pay, net of amounts funded	412	398
Total liabilities	15,335	16,565

SHAREHOLDERS’ EQUITY

Ordinary shares NIS 0.01 par value, authorized 100,000,000 shares, issued 28,065,038 in 2003 and 28,067,466 in 2004, outstanding 27,053,419 in 2003 and 27,055,847 in 2004	125	125
Additional paid-in capital	43,801	43,801
Unearned compensation	(560)	(521)
Retained earnings (deficit)	(3,522)	(2,215)
Treasury stock, at cost (1,011,619 shares in 2003 and 2002)	(993)	(993)

	38,851	40,197
	$54,186	$56,762

Consolidated Statements of Operations
(in thousands, except per share data)

	Year Ended December 31,	Three Moths Ended March 31,
	2003	2003	2004

Revenues	31,141	5,804	13,075
Cost of revenues	16,674	3,497	6,112
Royalties to the Government of Israel	150	150	—
Total cost of sales	16,824	3,647	6,112
Gross profit	14,317	2,157	6,963

Research and development costs	5,855	1,581	1,676
Selling, general and administrative expenses	10,041	1,841	3,513

Operating expenses	15,896	3,422	5,189

Operating income (loss)	(1,579)	(1,265)	1,774

Financial and other income, net	235	(72)	66

Income (loss) before income taxes	(1,344)	(1,337)	1,840

Provision for income taxes	225	—	533

Net income (loss)	(1,569)	(1,337)	1,307

Net income (loss) per ordinary share:

Basic	$(0.06)	(0.05)	$0.05

Diluted	$(0.06)	(0.05)	$0.05

Weighted average number of ordinary shares outstanding:

Basic	27,053	27,053	27,053

Diluted	27,053	27,053	27,867